

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

9th June, 2006.

Attn: Filing Desk - Stop 1-4



Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 7th June 2006, I enclose one copy of the following item that the Company has delivered to the UK Listing Authority:

(a) a letter dated 9th June 2006, submitting to the UK Listing Authority copies of the EMI Group plc Annual Report 2006, the Notice of Annual General Meeting (including an explanation of the Special Business thereof) together with the Proxy Form and attendance card.

I also enclose one copy of the following item that the Company has delivered the London Stock Exchange:

(b) an announcement dated 9th June 2006 advising that the documents listed in the letter referred to in paragraph (a) above have been submitted to the UK Listing Authority.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

Ref: 82-373



UK Listing Authority,
Financial Services Authority,
25 The North Colonnade,
Canary Wharf,
LONDON. E14 5HS

By Messenger

9th June, 2006.

Dear Sirs,

EMI Group plc

In compliance with Listing Rule 9.6.1, I enclose two copies of documents that were sent today (Friday 9th June 2006) to EMI Group plc's shareholders in respect of the 2006 Annual General Meeting, as follows:

- Annual Report 2006;
- the Notice of Annual General Meeting, including an explanation of the Special Business therein; and,
- the Proxy Form and attendance card for the Annual General Meeting.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Encs.

L-UKLA.doc

Rel: 82-373



VIA PR NEWSWIRE DISCLOSE

ER 06/49

Company Announcements Office,
London Stock Exchange.

9th June, 2006.

EMI GROUP PLC
Documents for the EMI Group plc 2006 Annual General Meeting

Annual Report 2006
Notice of 2006 Annual General Meeting
Proxy Form and attendance card

Copies of the above documents have been submitted to the UK Listing Authority and will be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (Tel. No. (0)20 7676 1000).

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231